1312 North Monroe, Suite 750

Spokane, Washington 99201

(509) 723-1312

Via Electronic Submission through EDGAR

January 21, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attention:  Larry Spirgel, Assistant Director

Re:

Global MobileTech, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed September 30, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed November 15, 2010

File No. 000-53493

Gentlemen:

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated December 29, 2010, in connection with our above referenced Form 10-K and Form 10-Q.

Please find enclosed a redline version of the Form 10-K/A and Form 10-Q/A which reflect our response to the Staff’s comments in the comment letter to the Form 10-K and the Form 10-Q.  Due to the number of comments asking for clarification concerning portions of the description of our business in the Form 10-K, we have made a more general attempt to make our description of our business clearer and more accessible to the layperson reading the document.

To facilitate your review, we have reproduced below the comments contained in the Staff’s comment letter, with our response under each comment.

Form 10-K for the Fiscal Year Ended June 30, 2010

General

1.

To the extent applicable, please revise your Form 10-K to reflect our comments on your Form S-1 (File No. 333-170988) filed on December 6, 2010.

RESPONSE:

Since we have decided not to proceed with the registration statement on Form S-1, we will not be filing a comment response letter to that SEC comment letter.  However, we have revised our Form 10-K to reflect your comments on our Form S-1 filed on December 6, 2010 and each of those comments and our responses to them are detailed below.

a.

Please tell us why VTA extended the due date of the license fee to March 15, 2011 and what is the likelihood that you will receive another extension.

RESPONSE:

VTA agreed to the extension because GMT through its Malaysian subsidiary, Info-Accent Sdn Bhd, had already developed a good ongoing business relationship with VTA. GMT does not anticipate any problems in receiving another extension from VTA, should the need arise, due to this good working relationship.  We have included this disclosure on page 5 of our Form 10-K, Amendment No. 1 under History and Background and in Note 9, page 17 of our Form 10-Q, Amendment No. 1.

b.

Please discuss the correlation between your acquisition of the patent and your license agreements.  Also discuss the implications or effects on your two license agreements if you do not exercise your rights under the Option Agreement.

RESPONSE:

A discussion of the correlation between our acquisition of the patent and the license agreements and its implications on our two license agreements if we do not exercise the Option Agreement appears on page 6 of Form 10-K, Amendment No. 1 under History and Background.

c.

We also note that disclosure at the bottom of page 22 that once you acquire the patent application, you intend to terminate your license agreements with VTA.  Please provide this disclosure in the Prospectus Summary.

RESPONSE:

We have included this disclosure in page 6 of Form 10-K, Amendment No. 1.

d.

Please correct the number of shares issued and outstanding under this risk factor.

RESPONSE:

We have corrected the number of shares issued and outstanding under this risk factor.  Please refer to Risk Factors, page 25 of Form 10-K, Amendment No. 1.

e.

Please clarify that because the company was previously a shell company, Rule 144 is unavailable for resale until July 22, 2011.

RESPONSE:

We have clarified and included this disclosure on page 25 of Form 10-K, Amendment No. 1 under Risk Factors.

Information with respect to Registrant, page 21

f.

We note the disclosure about your mobile VoIP business model on pages 23 and 24.  You state that your solution includes registering users of mobile phones into your social network and storing a device identifier with a user ID and password so that users can communicate with each other.  Please clarify whether this means both the initiator and receiver of the phone call must be registered users of your platform.

RESPONSE:

We have clarified and expanded our disclosure on our VoIP business on page 10 of Form 10-K, Amendment No. 1 under Mobile VoIP Calls.

g.

Further, please provide more detail on how your MVG solution works.  That is, please explain how cell servers are linked to the Internet and adapted for transmitting voice and other digital data over the Internet using VoIP

RESPONSE:

We have expanded our disclosure in response to this comment on page 7 of Form 10-K, Amendment No. 1 under  MVG.

h.

It also appears from your disclosure on page 23 that a vital component of your business model is establishing community members and microbloggers.  Please revise to provide more detail on whom these people are and how these people fit into your business model.

RESPONSE:

To make the description of our business clearer to the layperson, we have decided to refer to “registered mobile phone users” instead of community members and microbloggers.  We have expanded our disclosure in response to this comment on page 9 of Form 10-K, Amendment No. 1 under MobiCAST.

i.

From the top of page 25, we note you have a rewards program with your consumers.  Please explain how this rewards program fits into your business model and is used by community members and microbloggers.

RESPONSE:

We have explained how the rewards program fits into our business model and is used by our registered mobile phone users (community members and microbloggers) on, page 10 of Form 10-K, Amendment No. 1 under MobiREWARDS.

j.

We also note that you have a Channel Partner Program.  Please explain how this program works in more detail.  For instance, prove an example of implementing the tiers in this program.

RESPONSE:

Potential channel or private label partners who are already involved in the advertising industry and understand the concept of creating a social network to generate traffic or “eyeballs” for advertisement banners that would appear on a mobile phone screen together with messages they send or receive will undergo a selection process.  They must also prove their credit worthiness and employ staff who have been involved in organizing trivia, quizzes, contests and sales campaigns besides having a fully functional office.  Once they have been selected, we will agree with them on a territory that they will cover on an exclusive basis if they meet our revenue and user base targets, and provide them with sales, marketing and technical support; and training for their staff.

We offer three levels of partnership which are designed to recognize and reward our partners in the sale of our mobile advertising services.  We currently have six Tier One partners who each have an exclusive territory in which they will operate. Our Tier One partners also known as private label partners pay us a fee for the use of our Ad Server which manages the rewards program and MobiCAST.  We have included this disclosure on, page 8 of Form 10-K, Amendment No. 1. under Private Label Partners/Customers.

k.

At the top of page 26, you disclose MobiCast.  Please revise to explain this functionality.

RESPONSE:

We have expanded our disclosure in response to this comment on, page 9 of Form 10-K, Amendment No. 1 under MobiCAST.

l.

Further from your disclosure under Content Publishers and Developers, it appears that your mobile VoIP and advertising business is driven by the number of Community Members and Micro-Multimedia Bloggers.  Please confirm.  If so, revise your description of business accordingly and disclose how many Community Members and Bloggers you have.

RESPONSE:

We have expanded our disclosure in response to this comment on page 9 and 10 of Form 10-K, Amendment No. 1 under MobiCAST.

m.

We note your solar photovoltaic wind hybrid power generation system helps achieve the lowest value of levelized cost of energy.  Please elaborate to explain this metric in Plain English.

RESPONSE:

We have expanded this disclosure in response to the Staff comment on page 12 of Form 10-K, Amendment No. 1 under New Business-Renewable Energy.

n.

From the bottom of page 26, we note your customers of the solar PV-wind hybrid power generation business are owners and operators of oil palm plantations, palm oil mills, and lumber and sawmill operators.  However, at the top of page 27, you disclose that the general applications of this business are rural and remote island electrification, powering remote radio base stations and potable water production.  Please explain how your customers and applications work together.

RESPONSE:

We have clarified and expanded our disclosure on, page 13 of Form 10-K, Amendment No. 1 under New Business-Renewable Energy.

o.

Please revise to provide the citation for your statement at the top of page 28 regarding the number of mobile phone users and Internet users.

RESPONSE:

We have updated the information and provided the citation on page 14 of Form 10-K, Amendment No. 1 under Competition.

p.

Also, on page 28, we note your disclosure regarding online blogging and mobile microblogging networks who may be your competitors.  Explain your business in more detail so that investors understand why these disclosed entities may be your competitors.

RESPONSE:

We have edited our Competition section and we have explained in more detail why the cited companies are currently or will be our competitors.  Please refer to Existing Business - Mobile VoIP Communications and Mobile Advertising, page 7 to 12 and Competition, page 13 of Form 10-K, Amendment No. 1

Government Regulations, page 29

q.

In the middle of page 27, you state your current location is strategically located to serve clients in China and Asia.  Please tell us whether you have Chinese customers or are doing business in China.  If so, please tell us (and revise accordingly) whether there are any applicable Chinese regulations to your operations.

RESPONSE:

We do not have customers in the People’s Republic of China (PRC) at this time.  Although we are not subject to PRC laws at this time, PRC laws will apply to us when we implement our mobile VoIP and mobile advertising services in PRC.  We have one customer (private label partner) located in  Hong Kong.  There are applicable Hong Kong regulations that will impact on our continued business with our Hong Kong customer.  We have disclosed Hong Kong and PRC regulations starting on page 17 of Form 10-K, Amendment No. 1 under Government Regulations.

r.

Also tell us whether any U.S. regulations regarding VoIP apply to your business.

RESPONSE:

The U.S. regulations relating to VoIP does not apply to us at this time as we have not commenced business in the United States.  We will be subjected to VoIP regulations when GMT commences its mobile advertising business in the U.S.  We have included regulations governing VoIP business in the U.S. on page 16 of Form 10-K, Amendment No. 1 under Government Regulations.

Audited Financial Statements for Fiscal Year Ended June 30, 2010, page 37

Report of Independent Registered Public Accounting Firm, page 38

s.

Please provide us with evidence that Davis Accounting Group is currently registered and in good standing with the PCAOB.  Otherwise, please amend this Form S-1 and the June 30, 2010 form 10-K to include the audit report of an independent registered public accounting firm that is qualified to practice in accordance with Article 2 of Regulation S-X.

RESPONSE:

Etania Audit Group P.C. (formerly Davis Accounting Group P.C.) is currently registered and in good standing with the PCAOB.  We have provided a detailed response to the Staff comment on page 10 of this letter.

t.

Refer to the fifth paragraph of page 79, which indicates that you commenced your current lines of business after purchasing “ongoing mobile VoIP calls and mobile advertising contracts from VyseTECH Asia Sdn Bhd (fka DigitalApps Technologies Sdn. Bhd).  Refer also to page 1 of Exhibit 99.1 of your Form 8-K dated September 25, 2009, which DigitalApps Technologies Sdn Bhd (DAT) was owned by Sunway Technology Development Limited and that its Chief Executive Officer at that time was Mr. Aik Fun Chong.  Further we note that page 2 of Exhibit 99.1 states that DAT began operations in 2003.  Describe for us the operations of DAT and tell us your consideration of whether predecessor financial statements of DAT are required in accordance with Item 16(b) of Form S-1, Note 1 to Article 8 of Regulation S-X and Rule 405 of Regulation C.

RESPONSE:

VyseTECH Asia Sdn Bhd (fka DigitalApps Technologies Sdn. Bhd) is a mobile communications solutions provider.  Its operations encompass:

1.  Designing and developing interactive multimedia /online content, websites and applications,

2.  Developing e-learning and e-commerce website programs,

3.  Developing internet-based e-commerce solutions and security application,

4.  Developing proximity marketing solutions; and

5.  Developing mobile communications solutions.

Mobile communications solutions that VTA has developed include the proprietary Mobile Multimedia Sharing Gateway and Mobile Voice over Internet Protocol (“VoIP”) Gateway.

The corporate history of DAT and VTA, and the business relationship between VTA and GMT is summarized below.

DigitalApps Technologies Sdn Bhd (“DAT”), the corporate precursor of VyseTECH Asia Sdn Bhd (“VTA”), a Malaysian corporation, was incorporated on November 10, 2003 with an authorized capital of 100,000.00 shares of common stock.  In July 2006, DAT became a wholly owned subsidiary of DigitalApps Sdn Bhd.

In June 2007, DigitalApps Sdn Bhd divested its entire equity interest of two shares of common stock in DigitalApps Technologies Sdn Bhd to two individuals, Ponniah Alagan and Mohamed Jaafar who each acquired one share of common stock.  Aik Fun Chong, the current Chief Executive Officer of Global MobileTech, served as Chief Executive Officer of DAT from July 2009 to October 2009 and subsequently the CEO of VTA from October 2009 to February 2010.

On August 25, 2009, Sunway Technology Development Limited, a Hong Kong corporation, became the major shareholder of DigitalApps Technologies when it purchased 90,690 shares of common stock, representing 90.69% of the issued and outstanding shares.

On October 5, 2009, the Board of Directors and stockholders of DigitalApps Technologies approved an amendment to its Memorandum and Articles of Association to change its name from DigitalApps Technologies Sdn Bhd to VyseTECH Asia Sdn Bhd, which was filed with the Companies Commission of Malaysia and became effective on October 5, 2009.

On September 25, 2009, Sunway Technology Development Ltd. (“STD”) entered into a Share Exchange Option Agreement with Trevenex Resources, Inc. (TRI”), the corporate precursor of Global MobileTech, Inc., whereby STD was granted the option to undertake a Share Exchange and Reorganization Agreement with TRI, to exchange 90,690 shares representing 90.69% of the issued and outstanding shares of common stock of VTA held by STD, in exchange for TRI issuing 10,833,333 shares of restricted common stock (representing 86.09% of the issued and outstanding shares of common stock of TRI)  to STD.  This Share Exchange Option Agreement was never exercised and the option terminated.

On March 15, 2010, Trevenex Resources, Inc. entered into a five-year exclusive Marketing, Distribution, and License Agreement with VTA.  The license agreement relates to the acquisition by TRI of the exclusive marketing rights for products developed by VTA and related Voice over Internet Protocol (VoIP) services for the express purpose of selling the products and  related VoIP services in North America.

Effective March 25, 2010, Mr. Aik Fun Chong was appointed as President and Chief Executive Officer, Mr. Hon Kit Wong was appointed as CFO, Mr. Mohd Aris Bernawi was appointed as Chairman of the Board of Directors and a director ; Ms. Valerie Hoi Fah Looi was appointed as Secretary and Director of TRI, the corporate precursor of GMT;

On April 7, 2010, TRI formed Info-Accent Sdn Bhd under the laws of Malaysia.  Info-Accent is a wholly owned subsidiary of Trevenex Acquisitions, Inc.

On April 8, 2010, Info-Accent entered into a five-year Exclusive Marketing, Distribution and License Agreement with VTA pursuant to which VTA agreed to grant Info-Accent exclusive marketing, distribution and licensing rights for mobile VoIP communications and mobile advertising products and services developed by VTA in the countries of Malaysia, China, Hong Kong, India, Indonesia, Thailand, Vietnam, Cambodia, Philippines, Korea and Japan.  On July 7, 2010, Info-Accent and VTA executed a Supplemental Agreement to the Marketing, Distribution and License Agreement whereby VTA agreed to receive 769,000 unregistered shares of restricted common stock of Global MobileTech in lieu of cash payment as full and final payment of the $500,000 license fee.  Sunway Technology Development Ltd., a major shareholder of VTA, received 336,200 of the 769,000 shares of GMT shares of common stock issued in July 2010.

In May 2010, the corporate name of Trevenex Resources, Inc. was changed to Global MobileTech, Inc. (or GMT) in order to reflect its changed business focus from silver mining to the provision of mobile VoIP communications and mobile advertising services globally.

Both Aik Fun Chong and Hon Kit Wong have never owned any shares in VTA or STD.   They were Officers of VTA when Sunway and TRI executed the Share Exchange Option Agreement in September 2009.

We respectfully disagree with the Staff comment that the financial statements of VTA are required in accordance with Item 16(b) of Form S-1, Note 1 to Article 8 of Regulation S-X and Rule 405 of Regulation C as no reverse merger or business combination between TRI and VTA occurred.

Notes to the Financial Statements, page 44

Note 1 – Summary of Significant Accounting Policies

Formation of Info-Accent Sdn Bhd, page 44

u.

Disclose in detail, in a separate footnote and in MD&A, the facts and circumstance, material terms, and your accounting for the transaction that resulted in Info-Accent Sdn Bhd, becoming a wholly owned subsidiary of Trevenex Acquisitions, Inc. and advise us.  This disclosure should include, but not be limited to, the information required to be provided by ASC 805-10-50-2.  You should also describe the nature of any consideration paid, the fair value of this consideration, and explain how this value was determined.

RESPONSE:

On April 7, 2010, we formed a wholly owned subsidiary, Info-Accent Sdn Bhd or Info-Accent under the laws of Malaysia. Info-Accent is a wholly owned subsidiary of Trevenex Acquisitions, Inc. Info-Accent was established to capitalize on business opportunities and their fast growing economies in China and countries in South East Asia such as Singapore, Vietnam, Thailand, Indonesia and Malaysia.

The formation of Info-Accent was not subject to ASC 805-10-50-2 because it was not a business combination. The cost of incorporating Info-Accent was RM2,450 or US$754, which included payment to the Companies Commission of Malaysia,  The formation costs was expensed in our financial statements for the year ended June 30, 2010.

We have included the above disclosure on the facts, circumstance and accounting for the transaction that resulted in Info-Accent becoming a wholly owned subsidiary of Trevenex Acquisitions, Inc. in the MD&A (page 29) and Note 1 (page 43) of Form 10-K, Amendment No. 1 and on Note 1, page 9 of Form 10-Q, Amendment No. 1.

Note 13.  Subsequent Events, page 54

v.

In the fourth paragraph under this Note, you state the partnership with Powernique involves the management and implementation of solar-wind hybrid power generation for rural/remote island electrification and cell towers in Asia.  You have not discussed cell towers in your business before.  Please advise or revise.

RESPONSE:

We have clarified and disclosed that cell towers mentioned on Note 13, page 54 of Form 10-K, Amendment No. 1 refer to radio base stations owned by third parties.

w.

We note that your deadline for paying liquidated damages in connection with the May 2010 private placement was October 18, 2010.  Please clarify whether you are paying liquidated damages.

RESPONSE:

We have clarified that we will not be paying liquidated damages.  Please refer to the fifth paragraph of Note 13, page 54 of Form 10-K, Amendment No. 1.

Interim Financial Statements for the Quarter Ended September 30, 2010, page 56

Note 11, Significant Concentration, page 71

x.

We note your disclosure regarding customer and vendor concentration.  Please revise MD&A to discuss the geographic location of these customers and vendors.

RESPONSE:

We have revised this disclosure in the MD&A to discuss the geographic location of our customers and vendors.  Please refer to the MD&A, Revenues & Cost Of Goods Sold, page 32 of Form 10-K, Amendment No. 1 and MD&A Revenues& Cost of Goods Sold, page 25 and 26 of Form 10-Q, Amendment No. 1.

Management’s Discussion and Analysis, page 75

y.

Please detail why you believe $400,000 is sufficient to finance the set-up costs and working capital of your new business in the U.S. and to further expand Info-Accent’s business in Asia.

RESPONSE:

We have included a discussion on why we believe $400,000 is sufficient to finance the set-up costs and working capital of our new business in the U.S. and to further expand Info-Accent’s business in Asia on page 34 of Form 10-K, Amendment No. 1 and page 28 of Form 10-Q, Amendment No. 1 under Liquidity and Capital Resources.

z.

Expand your discussion of your results of operations for both your most recent quarter and year end to provide more detail about the source of your revenues.  Highlight the impact of your material customers and vendors in each of your segments.  Discuss any positive or adverse trends with respect to each and management’s expectation for growth opportunities in the future.  We note the uncertainty of your VoIP business in North America, but there is no discussion regarding this contingency and what it would mean to your business going forward.

RESPONSE:

We have provided details of our sources of revenue in MD&A Revenues & Cost Of Goods Sold, page 31 and 32 and the impact of our material customers and vendors on page 32 of Form 10-K, Amendment No. 1 and; in MD&A Revenues, page 25, and in MD&A Cost Of Goods Sold, page 26 of Form 10-Q, Amendment No. 1.  We have also included a discussion on our contingency plan in the event that we fail to raise sufficient funds to launch our mobile VoIP and mobile advertising business in North America on page 34 of Form 10-K, Amendment No. 1 and on, page 28 of Form 10-Q, Amendment No. 1 under Liquidity and Capital Resources.

aa.

We note that you need to raise at least $3 million to successfully launch your new mobile VoIP business in North America.  Discuss the overall outlook of your company if you are not able to launch this business.

RESPONSE:

Disclosure on the overall outlook of our company if it is not able to raise at least $3 million to launch the new mobile VoIP business in North America is included on page 34 of Form 10-K, Amendment No. 1 and on page 28 of Form 10-Q, Amendment No. 1 under Liquidity and Capital Resources,.

bb.

To help investors understand the underlying operational drivers of your business, please consider including a table that shows, for the periods presented, how many mobile VoIP customers you gained, how many calls you completed, advertisements placed, or other applicable metric.

RESPONSE:

We have provided the necessary information in response to the Staff comment on page 9 of Form 10-K, Amendment No. 1 under MobiCAST.

Liquidity and Capital Resources, page 80

cc.

Please revise to disclose your total estimated cash requirements for the next nine months.  In this regard, we note you need $500,000 for the March 2010 license agreement.

RESPONSE:

We have revised our disclosure on page 33 of Form 10-K, Amendment No. 1 and page 28 of Form 10-Q, Amendment No. 1 under Liquidity and Capital Resources.

Directors and Executive Officers, page 83

dd.

Please refer to Item 401(e) of Regulation S-K and, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

RESPONSE:

We have expanded our disclosure in response to the Staff comment.  Please refer to Directors, Executives, Promoters and Control Persons on page 59 and 60 of Form 10-K, Amendment No. 1.

ee.

Delete your references to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection is not available to issuers of penny stock.

RESPONSE:

We did not make any reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.  Please let us know which page you are referring to.

Item 8 – Financial Statements, page 30

Report of Independent Registered Public Accounting Firm – 2010, page 31

ff.

Please provide us with evidence that Davis Accounting Group is currently registered and in good standing with the PCAOB.  Otherwise, please amend this 10-K to include the audit report of an independent registered public accounting firm that is qualified to practice in accordance with Article 2 of Regulation S-X.

RESPONSE:

Our former auditors, who we dismissed on October 26, 2010, the Davis Accounting Group (DAG) changed its name to Etania Audit Group P.C.   The firm is currently registered and in good standing with the PCAOB.  Please refer to copy of current registration listing and good standing of Etania Audit Group P.C. with PCAOB.  The listing is also available on PCAOB’s website.

Global MobileTech was not informed by its former auditor that they had changed their firm’s name to Etania Audit Group.  However, we have checked the PCAOB’s website and note that DAG had filed Form 3 with the PCAOB on December 14, 2010 (eight days after they had issued their consent letter dated December 6, 2010).  The following is a chronology of events between September 22, 2010 and December 14, 2010.

September 22, 2010

DAG issued audit opinion letter under Davis Accounting Group

September 30, 2010

Global MobileTech filed its Annual Report on Form 10-K

October 26, 2010

Global MobileTech dismissed DAG as its independent auditors and filed an 8-K on 11/1/10.  Exhibit 16.1 was issued under the letterhead of DAG.

October 29, 2010

DAG filed Annual Report on Form 2 with PCAOB.

December 6, 2010

DAG issued consent letter to Global MobileTech to be included with the S-1 filing

December 14, 2010

DAG filed Form 3 on the change of name from Davis Accounting Group to Etania Audit Group with the PCAOB.  This document stated that the effective date of the name change was 10/1/10 (one day after our 10-K was filed).

We have attached the original application (Form 1) by Davis Accounting Group filed with PCAOB in 2004.

Item 9A(T) Controls and Procedure, page 49

gg.

Although you are neither a large accelerated file nor an accelerated filer, you have filed an annual report for the fiscal year ended June 30, 2010 which is after the time period for the effectiveness of item 308T of Regulation S-K.  Further, it appears that you have confused “disclosure controls and procedures” with “internal controls and procedures.” Refer to Rule 13A-15.  Revise to provide the correct disclosure required by Item 308.  We also note that you have disclosed material weaknesses.  If this is true, please disclose that your internal controls over financial reporting are not effective.  Also, revise your disclosure under Item 307 accordingly.

RESPONSE:

We have revised our disclosure required by Item 308 and amended our disclosure under Item 8A beginning on page 56 of our Form 10-K/A stating that our internal control over financial reporting as of June 30, 2010 are not effective.

hh.

Further, we note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

a.

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

RESPONSE:

The Chairman of our Audit Committee, a United Kingdom CPA and Malaysia Chartered Accountant, is well acquainted with public accounting, controls and procedures required by a U.S. public company. He is also acquainted with Malaysian GAAP, China GAAP and International Financial Reporting Standards for public accounting, controls and procedures. He has taken upon himself to mentor our CFO on the proper internal controls over financial reporting. We have established strong lines of communication between all accounting personnel. We have also designed and implemented our Standard Operating Procedures (“SOPs”) for internal controls documentation to insure that the substance of all transactions are fully understood and properly reported in a timely manner.

b.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE:

We do not have an internal audit team at this time.  We have, however, established an audit committee in April 2010 to assist our Board of Directors in fulfilling their oversight responsibilities.  The Audit Committee will review: (1) the integrity of our financial statements, (ii) the independent auditor’s qualifications and independence, (iii) the performance of our system of internal audit function and the independent auditor, and (iv) our compliance with legal and regulatory requirements, including disclosure controls and procedures. The audit committee receives monthly financial reports from the Chief Executive Officer and provides comments (if any) to our Chairman.

How do you maintain your books and records and prepare your financial statements?

c.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

RESPONSE:

We have maintained the accounting books and records of Global MobileTech, Inc (“GMT) and Trevenex Acquisition, Inc. (“TAI”) in accordance with U.S GAAP, while the accounting books and records of Info-Accent Sdn Bhd (“Info-Accent”) are maintained in accordance to Malaysian GAAP.  The Malaysian GAAP accounts are converted to U.S. GAAP at the end of each quarter for consolidation with GMT and TAI. The SOPs are in place to ensure that our business activities and transactions are recorded in Malaysian GAAP and U.S. GAAP.

d.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the control you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE:

The books and records of our Malaysian subsidiary, Info-Accent Sdn Bhd, are maintained in accordance with Malaysian GAAP.  We undertake the following actions to convert the accounting books and records to U.S. GAAP for SEC reporting at the end of each quarter for consolidation with Global MobileTech, Inc. and Trevenex Acquisitions, Inc.:

1)

All inter-company billings are recorded at the rate of exchange at the date of the transaction.

2)

Post transactions into the general ledger.

3)

Post any non-cash transactions, as necessary.

4)

Post monthly recurring transactions such as provision for depreciation, etc.

5)

Perform bank reconciliation upon receipt of bank statement

6)

After all the above transactions have been posted and month end closing has been performed by the Senior Accounts Executive, it will checked by the Assistant Finance Manager and verified by the Chief Financial Officer (“CFO”).

7)

The Senior Accounts Executive will print the Trial Balance, Income Statement and Balance Sheet for the selected reporting period.

8)

The CFO will check for completeness and accuracy before converting from Malaysian GAAP to U.S.GAAP.  The CFO will convert the Malaysian subsidiary accounts from Malaysian Ringgit into US Dollar based on the information provided at www.oanda.com. The average exchange rate for the reporting period will be used for Income Statement items while the exchange rate on the last day of the reporting period will be used for Balance Sheet items.

9)

The CFO will enter all the information from the individual Income Statements and Balance Sheets into a spreadsheet to adjust and consolidate the accounts under US GAAP.

10)

All inter-company balances, investment account for subsidiary company will be adjusted.

We maintain the following controls to ensure that we have made all necessary and appropriate adjustments in our conversions and disclosures:

1)

Each individual company needs to prepare supporting schedules to tie the figures in the accounts, such as fixed assets schedules for depreciation, accumulated depreciation and net book value.

2)

We prepare inter-company transactions schedules to check all inter-company balances tally to each other.

3)

Accounts closing checklists.

4)

We perform additional analyses and reconciliations to determine that our consolidated financial statements for the periods covered are fairly stated in all material respects in accordance with US GAAP for each of the periods.

5)

Our consultant, Hjaltalin Consulting Services (“HCS”), will review the consolidated financial statements and consolidated footnotes to the financial statements for compliance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

e.     We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•

what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•

the nature of his or her contractual or other relationship to you;

•

whether he or she holds and any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant: and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

RESPONSE:

~ Chief Executive Officer (“CEO”)

•

what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

(a)

Establish appropriate systems and procedures to ensure that business transactions are recorded on our books in accordance with U.S. GAAP, established company policy, and appropriate regulatory pronouncements and guidelines.

(b)

Establish appropriate policies and procedures for the protection and retention of accounting records and information as required by applicable laws, regulations, or regulatory guidelines.

(c)

Establish and administer disclosure and financial accounting controls and procedures that are appropriate to ensure the integrity of the financial reporting process and the availability of timely, relevant information for the safe, sound and profitable operation of our company and to ensure that material information is included in each periodic report during the period in which the periodic report is being prepared.

d)

Meeting with members of senior management, division heads, accounting  staff and others involved in the disclosure process to discuss their comments on the draft periodic reports.

e)

Responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports; carefully review draft of each periodic report for accuracy and completeness before it is filed with the SEC.

f)

Consult with the Audit Committee to determine whether the Audit Committee has identified any weaknesses or concerns with respect to internal controls.

g)

Promptly bring to the attention of the audit committee any information he may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

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what relevant education and ongoing training he or she has had relating to U.S. GAAP;

Our CEO receives ongoing training from our consultant, HCS,  who also provides guidance on the application of U.S. GAAP accounting policies.

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the nature of his or her contractual or other relationship to you;

Our CEO has entered into an employment contract with our Malaysian subsidiary Info-Accent Sdn Bhd and also render his services to GMT and TAI.

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whether he or she holds and any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant: and

Our CEO is a Certified Practising Accountant of CPA Australia since August 2002 and a Chartered Accountant of the Malaysian Institute of Accountants since November 2002.

He graduated from University of Southern Queensland, Australia in 1997 with a Bachelor of Commerce majoring in Accounting.

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about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

~ From March 2000 through January 2004, he served as Head of Finance & Administration Department at Pastry Pro Sdn Bhd, a manufacturing and trading company.  He was responsible for the preparation of financial budgets and cost management, reviewing and improving internal control system and procedures; and preparation of financial statements and management reports.

~ From January 2004 through March 2005, he served as Chief Accountant at Accel International Co. Ltd, a subsidiary of Kuok Group,  Accel’s business activities included trading and servicing of Canon, 3M, Kodak, NEC, ICI and Noritsu products, In his capacity as Chief Accountant, he was responsible for the overall finance and accounting operations, review of existing internal control procedures and improve efficiency and effectiveness of the internal control; and preparation of financial statements and management reports.

~ From March 2005 through August 2008, he served as Accountant at Revenue Valley Sdn Bhd that operates food and beverage outlets in Malaysia.

~ From September 2008 to June 2009, he served as Chief Accounting Officer at Secured Digital Applications, Inc., a U.S public company with subsidiaries in Malaysia. He was responsible for day-to-day accounting and treasury functions, corporate finance, preparing the financial statements of the group in accordance with U.S. GAAP for SEC reporting evaluating the effectiveness of the internal controls over financial reporting.

~ Chief Financial Controller (“CFO”)

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what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

The role of CFO is to take the lead in monitoring and evaluating the effectiveness of our internal control procedures, and ensure the following:-

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Proper books of accounts are maintained.

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All business transactions are recorded on our books in accordance with U.S. GAAP, established company policies, and appropriate regulatory pronouncements and guidelines.

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Sound accounting policies have been consistently applied in the preparation of our financial statements

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the financial statements are in compliance with U.S. GAAP and any departure therefrom has been adequately disclosed.

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The system of internal control is sound in design and has been effectively implemented and monitored.

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All accounting transactions were properly authorized.

The CFO is also responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports; carefully review draft of each periodic report for accuracy and completeness before it is filed with the SEC.

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what relevant education and ongoing training he or she has had relating to U.S. GAAP;

Our CFO graduated from University of East London, United Kingdom in September 2000 with a Bachelor of Arts majoring in Accounting and Finance. He receives training and works closely with our consultant, Lisa Hjaltalin, a U.S. CPA to prepare the consolidated financial statements and  footnotes to the financial statements in accordance with U.S. GAAP for SEC reporting. He is guided by Lisa on updates and application of U.S. GAAP accounting policies.

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the nature of his or her contractual or other relationship to you;

Our CFO entered into an employment contract with our Malaysian subsidiary Info-Accent Sdn Bhd and also renders his services to GMT and TAI.

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whether he or she holds and any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant: and

Our CFO does not hold any professional designation. He graduated from University of East London, United Kingdom in September 2000 with a Bachelor of Arts majoring in Accounting and Finance.

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about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

~ After his graduation in 2000, he worked as an Accounts Executive in Minply Sdn Bhd, a wholly owned subsidiary of Minply Holdings (M) Bhd, a Malaysian company listed in the Kuala Lumpur Stock Exchange (“KLSE”). His functions included monitoring day-to-day operations, banking and preparing full sets of accounts for monthly closing.

~ On January 2002, he was promoted to Assistant Finance Manager and was in charge of the manufacturing division.  In this position, he was in charge of finance, monitoring the daily operations of the subsidiary company and preparing costing for new products.

~ On March 2004, he was promoted to Assistant Branch Manager.  His experience included consolidating the accounts of the holding and subsidiary companies, monitoring and reviewing the internal control of the group of companies for compliance with the rules and regulations of the KLSE.

~ He served as Finance Manager at VyseTech Asia Sdn Bhd from January 2007 to February 2010 prior to his current appointment as the Chief Executive Officer of Global MobileTech.

~ Our CFO have over 10 years of working experience in accounting and finance and has utilized his experience to implement and evaluate the effectiveness of internal control over financial reporting.

~ Assistant Finance Manager (“AFM”)

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what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

She is responsible for preparing the full sets of accounts of GMT and TAI. She is also responsible for maintaining an adequate and efficient accounting system, safeguarding assets, verifying accounting transactions and retaining supporting documentation for those transactions. As the Assistant Finance Manager, she assists the CFO in monitoring and supervision of the effectiveness of the internal control.

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what relevant education and ongoing training he or she has had relating to U.S. GAAP;

Our AFM receives training and is guided by our consultant, Lisa Hjaltalin, a U.S. CPA on updates and  application of U.S. GAAP accounting policies.

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the nature of his or her contractual or other relationship to you;

Although our AFM is responsible for the preparation of accounts for GMT and TAI, she is directly employed by our Malaysian subsidiary, Info-Accent.

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whether he or she holds and any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant: and

Our AFM does not hold any such professional designation. She graduated from University of Sunderland, United Kingdom with Bachelor of Arts majoring in Accounting and Financial Management.

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about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

~ From March 2003 to May 2007, she served as an Accounts Executive for MTM Publications Sdn Bhd where she was in charge of payroll, accounts receivable and accounts payable of that company.

~ From May 2007 to July 2010, she served as Senior Accounts Executive at Secured Digital Applications (M) Sdn Bhd, a wholly subsidiary of Secured Digital Applications, Inc., a U.S. public company As a Senior Accounts Executive, she was responsible for preparing the company’s financial statements in Malaysian GAAP and converting to U.S. GAAP for consolidation with the holding company.

~  On May 14, 2010, she joined Info-Accent Sdn Bhd as Assistant Finance Manager. She is in charge of preparing the full set of accounts for both Global MobileTech, Inc. and Trevenex Acquisitions, Inc.  Her functions also include assisting the CFO in preparing the related schedules and documents for SEC filing purposes.

~ Senior Accounts Executive (“SAE”)

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what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

As a Senior Accounts Executive, she is responsible for the preparation of financial statements for Info-Accent in compliance with our SOP.

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what relevant education and ongoing training he or she has had relating too U.S. GAAP;

She holds a Diploma in Accounting from London Chamber of Commerce & Industry (LCCI), United Kingdom which has given her a foundation in understanding, preparing and making proper accounting entries in accordance with U.S. GAAP.  She is supervised by our CFO.

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the nature of his or her contractual or other relationship to you;

She has entered into an Employment Contract with Info-Accent.

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whether he or she holds and any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant: and

She does not hold any such professional designation.

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about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

On August 1, 2010, she joined Info-Accent Sdn Bhd as Senior Accounts Executive. She is responsible for preparing the full set of accounts of Info-Accent including, posting all transactions to the general ledger, posting any non-cash transactions.  Prior to joining Info-Accent, she was not exposed to U.S. GAAP.

f.     If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

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the name and address of the accounting firm or organization;

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the qualifications of their employees who perform the services for your company;

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how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

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how many hours they spent last year performing these services for you; and

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the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE:

In February 2009, we retained an accounting firm, Hjaltalin Consulting Services (“HCS”) under the sole proprietorship of Lisa Hjaltalin, CPA, to prepare our financial statements and footnotes disclosure for Global MobileTech, Inc. and Trevenex Acquisitions, Inc.  In April 2010, we expanded HCS’ scope of services to include reviewing consolidated financial statements quarterly and annually for compliance with US GAAP; reviewing consolidated footnotes to the financial statements quarterly and annually for compliance with U.S. GAAP; providing guidance on updates and application of U.S. GAAP accounting policies to company transactions; and reviewing our internal controls documentation for completeness and compliance with SOX 404.

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the name and address of the accounting firm or organization;

Name : Hjaltalin Consulting Services

Address : 8610 S. Harmon Extension Rd., Spokane, WA 99223-9347

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the qualifications of their employees who perform the services for your company;

Lisa Hjaltalin is a Certified Public Accountant. Her qualifications are as follows:

➢

Bachelor of Science in Professional Management from Lewis & Clark State College

➢

MBA courses – Critical/Creative Analysis of Business Issues from Eastern Washington University.

➢

Professional Accounting Courses – Intermediate Accounting Series, Cost Accounting, Not-For-Profit Accounting, Federal Taxation I & II, Advanced Business

Law, Auditing, Advanced Auditing, Accounting Theory from Eastern Washington University

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how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

Lisa Hjaltalin acts as controller for small publicly traded and reporting companies.  She has been involved in the preparation of financial statements with complete footnotes disclosures and reporting.  She assists management in developing internal controls for compliance with SOX 404.

She has served as Senior Auditor with a public accounting firm, Williams & Webster, P.S.  She left Williams & Webster to serve as Director of Internal Audit and Director of Student Financial Services at Eastern Washington University. She also served as Senior Accountant with Relion, Inc. prior to setting up her consulting firm.

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how many hours they spent last year performing these services for you; and

HCS has provided more than 6o hours in preparing our financial statements quarterly and annually.

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the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

GMT paid $2,813 to HCS for the services rendered in connection with the preparation of our financial statements for the fiscal year ended June 30, 2010.

g.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

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why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•

how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE:

We do not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

Do you have an audit committee financial expert?

h.

Refer to the third paragraph of page 50 of Form 10-K, which discloses that you have designated a “financial expert” on your audit committee.  We further note from the fifth paragraph of page 51 that your expert’s training appears to be in UK GAAP.  Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

RESPONSE:

The financial expert referred above gained his knowledge and expertise in U.S. GAAP and internal control over financial reporting from his former position as Chief Financial Officer of Secured Digital Applications, Inc., a U.S. public company, from January 2000 to November 2005. In his position as Chief Financial Officer, he was responsible for supervising the accounting team in preparing the financial statements  in accordance with U.S. GAAP.

In November 2005, he resigned from Secured Digital Applications to join a China-based multinational company, ICP Jiangmen Co. Ltd., a subsidiary of IJM Corporation Berhad, as General Manager. IJM Corporation Berhad, a Malaysian public listed company, is one of Malaysia’s leading construction companies.  Its business activities encompass construction, property development, manufacturing, quarrying, infrastructure concessions and plantations. In his present position as the General Manager, he is also responsible for overseeing the company’s financial division and is well acquainted with International Financial Reporting Standards (IFRS).  This company does not utilize US GAAP.

He graduated with Bachelor of Arts in Accounting from University of Ulster, Northern Ireland in July 1989. He became Public Accountant of the Malaysian Institute of Accountants in September 1994 and subsequently a Fellow of Association of Chartered Certified Accountants, United Kingdom in May 1999.

GMT has used his experience in U.S. GAAP and internal control over financial reporting, to guide the Board of Directors and the audit committee on the application of U.S. GAAP and internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4.  Controls and Procedures, page 25

ii.

We note that you have concluded that your disclosure control and procedures were effective as of September 30, 2010.  Taking into account your prior disclosure in the Form 10-K about material weaknesses in internal controls over financial reporting, please tell us how you concluded that your disclosure controls and procedures were effective.  Revise accordingly.

RESPONSE:

During April 2010, (our fourth fiscal quarter), we took the following steps to address the identified weaknesses over the financial reporting previously disclosed in our 2009 Annual Report on Form 10-K:

(i)

On March 25, 2010, we appointed Aik Fun Chong as our Chief Executive Officer and Hon Kit Wong as our Chief Financial Officer to improve the effectiveness of our disclosure controls and procedures.  Additionally, we appointed Siew Hong Lua as our Assistant Finance Manager and an Accounts Executive to maintain our accounting records and prepare our financial reports.  With the appointment of the four new personnel, we were able to (i) segregate duties between the personnel responsible for recording our financial transactions in a timely manner, duly verified by our Chief Financial Officer before submitting to our Chief Executive Officer for his approval (ii) insure our receipts and expenditures are being made only in accordance with authorizations of our management and directors and (iii) provide reasonable assurances regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements. We also perform additional analyses, reconciliations and other procedures to determine that our consolidated financial statements for the periods covered by and included in this report are fairly stated in all material respects in accordance with US GAAP for each of the periods presented herein.

(ii)

Following the appointment of a new Board of Directors, we established an audit committee on April 15, 2010, comprising of our directors, Chee Hong Leong and Valerie Looi (who is also our

Corporate Secretary) to review and assist the board with its oversight responsibilities.  The establishment of the audit committee has further insured that the segregation of functions and controls and procedures are duly complied by the appointed executives. In establishing our audit committee, the Board of Directors have insured that at least one person on our audit committee, Chee Hong Leong, a Certified Public Accountant, fulfilled the definition of a "financial expert" as defined by SEC rules implementing Section 406 of the Sarbanes-Oxley Act.

(iii)

Formulated Standard Operating Procedures to guide our accounting personnel in addressing accounting issues for compliance with U.S. GAAP and SEC requirements.

(iv)

Expanded the scope of services of our consultant, Hjaltalin Consulting Services to include the review of our disclosure control and procedures documentation for completeness and compliance with Sarbanes Oxley section 404.

Based on the forgoing, we concluded that our disclosure control and procedures were effective as of September 30, 2010.

We trust the foregoing adequately responds to your comments.

We acknowledge that:

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We are responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

Aik Fun Chong

President and CEO

Global MobileTech, Inc.